Filed Pursuant to Rule 433

Registration No. 333-130569

FINAL TERM SHEET

Dated April 8, 2008

WAL-MART STORES, INC.

$1,000,000,000 4.250% Notes Due April 15, 2013

$1,500,000,000 6.200% Notes Due April 15, 2038

Name of Issuer:	Wal-Mart Stores, Inc.

Title of Securities:	4.250% Notes Due 2013 (“2013 Notes”)
6.200% Notes Due 2038 (“2038 Notes”)

Aggregate Principal Amount:	$1,000,000,000 (2013 Notes)
$1,500,000,000 (2038 Notes)

Issue Price (Price to Public):	99.759% of principal amount (2013 Notes)
99.703% of principal amount (2038 Notes)

Maturity:	April 15, 2013 (2013 Notes)
April 15, 2038 (2038 Notes)

Coupon (Interest Rate):	4.250% (2013 Notes)
6.200% (2038 Notes)

Benchmark Treasury:	U.S. Treasury 2.500% due March 31, 2013 (2013 Notes)
U.S. Treasury 5.000% due May 15, 2037 (2038 Notes)

Spread to Benchmark Treasury:	160 basis points (2013 Notes)
188 basis points (2038 Notes)

Benchmark Treasury Price and Yield:	99-01 3/4; 2.704% (2013 Notes)
110-26; 4.342% (2038 Notes)

Yield to Maturity:	4.304% (2013 Notes)
6.222% (2038 Notes)

Interest Payment Dates:	April 15 and October 15 of each year, beginning on October 15, 2008

Interest Payment Record Dates:	April 1 and October 1 of each year

Redemption Provisions:	No mandatory redemption provisions

Wal-Mart may, at its option, redeem the Notes upon the occurrence of certain events relating to U.S. taxation

Sinking Fund Provisions:	None

Legal Format:	SEC registered

Net Proceeds to Wal-Mart (after underwriting discounts and commissions and before offering expenses):	$994,090,000 (2013 Notes)
$1,482,420,000 (2038 Notes)

Settlement Date:	T + 5; April 15, 2008

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Greenwich Capital Markets, Inc.

Selling Restrictions:	European Economic Area, United Kingdom, Hong Kong, Japan, Singapore

CUSIP:	931142CL5 (2013 Notes)
931142CM3 (2038 Notes)

ISIN:	US931142CL57 (2013 Notes)
US931142CM31 (2038 Notes)

Ratings: Ratings for Wal-Mart’s long-term debt securities: S&P, AA; Moody’s, Aa2; Fitch, AA; and DBRS, AA. Wal-Mart has applied for specific ratings for the Notes and expects that the ratings for the Notes will be the same as for Wal-Mart’s other long-term debt securities.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the Notes to which this final term sheet relates have been registered by Wal-Mart Stores, Inc. by means of a registration statement on Form S-3 (SEC File No. 333-130569).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at

1-877-858-5407, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Greenwich Capital Markets, Inc. toll-free at 1-866-884-2071.